Exhibit 99.(h)(3)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

(First Eagle U.S. Value Fund)

This AMENDED AND RESTATED AGREEMENT, made as of this 14th day of December, 2022, between First Eagle Funds (the “Trust”), on behalf of its series of shares designated as the First Eagle U.S. Value Fund (“U.S. Value Fund”), and First Eagle Investment Management, LLC (“First Eagle Investments”).

WHEREAS, the Trust and First Eagle Investments have entered into one or more Investment Advisory Agreements (each, an “Advisory Agreement”);

WHEREAS, the Trust and First Eagle Investments have entered into a Fee Waiver Agreement, originally dated as of February 23, 2016, which has been extended year to year since; and

WHEREAS, First Eagle Investments desires to amend and restate the aforementioned Fee Waiver Agreement to extend its waiver of certain investment advisory fees described in the applicable Advisory Agreement for the U.S. Value Fund.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and First Eagle Investments agree as follows:

1. For the period commencing as of March 1, 2023 through February 29, 2024, First Eagle Investments agrees to waive fees payable to First Eagle Investments pursuant to the applicable Advisory Agreement so as to reduce said fees from an annual rate of 0.75% of average daily net assets to an annual rate of 0.70% of average daily net assets.

2. First Eagle Investments understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the U.S. Value Fund for purposes of calculating net asset value and otherwise, and expressly permits the Trust to do so.

3. Nothing in this Amended and Restated Agreement shall be construed as preventing First Eagle Investments from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Amended and Restated Agreement; nor shall anything herein be construed as requiring that First Eagle Investments limit, waive or reimburse any expenses incurred after February 29, 2024 or otherwise outside the term of the waiver specifically contemplated hereby.

4. This Amended and Restated Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Amended and Restated Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

5. Any amendment to or extension of this Amended and Restated Agreement shall be in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE FUNDS		FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Sheelyn Michael	By:	/s/ Mehdi Mahmud
Name:	Sheelyn Michael	Name:	Mehdi Mahmud
Title:	Secretary	Title:	President and CEO